VIA UPS OVERNIGHT DELIVERY

July 25, 2007

Mr. Paul Cline
Senior Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 4561
100 F. Street, N.E.
Washington, D.C. 20549

Re: Irwin Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2006

Dear Mr. Cline:

This letter is in response to your letter of July 20, 2007, which requested a refinement to our draft disclosure concerning Irwin Financial Corporation's Incentive Servicing Fees (ISFs). In our letter dated June 5, 2007, we provided revisions to our 2006 10-K disclosure on ISFs in response to your initial comment letter of May 22, 2007.

We appreciate your additional suggestions and have further revised the ISF disclosure pursuant to your comments, as shown in Exhibit 1.

I hope our revised draft is responsive to your comments. If you require more information, please call me at (812) 376-1641.

Sincerely,

/s/ William I. Miller

William I. Miller
Chairman and CEO

Enclosure

EXHIBIT 1

IRWIN FINANCIAL CORPORATION

DRAFT REVISION OF NOTE 1 - Summary of Significant Accounting Policies
(redlined against the draft revision in Exhibit 1 in our letter to you of June 5, 2007)

     Incentive Servicing Fees:  For whole loan sales of certain home equity loans, in addition to our normal servicing fee, we have the right to an incentive servicing fee (ISF) that will provide cash payments to us if a pre-established return for the certificate holders and certain structure-specific loan credit and servicing performance metrics are met. Generally the structure-specific metrics involved both a delinquency and a loss test. The delinquency test is satisfied if, as of the last business day of the preceding month, delinquencies on the current pool of mortgage loans are less than or equal to a given percentage. The loss test is satisfied if, on the last business day of the preceding month, the percentage of cumulative losses on the original pool of mortgage loans is less than or equal to the applicable percentage as outlined in the specific deal documents. We receive ISF payments monthly, once the pre-established return has been paid to the certificate holder, if the delinquency and loss percentages are within guidelines. If we are terminated or replaced for cause as servicer under the securitization, the cash flow stream under the ISF contract terminates.

     We account for the ISFs similar to management contracts under EITF D-96. Accordingly, we recognize revenue on a cash basis as the pre-established performance metrics are met and cash is due.

     ~~We treat the ISFs similar to mortgage servicing rights under SFAS 140 as the ISFs are tied to the servicing of the loans. Cash flows under the ISFs are dependent on our continuation as servicer of the loans as the contracts are neither transferable nor assignable. If we are terminated or replaced for cause as servicer under the securitization, the cash flow stream under the ISF contract terminates.~~

     ~~SFAS 140 requires that impairment testing be performed on MSRs. However, since the ISFs created to date all have a zero initial value assigned to these MSRs and we have not capitalized an asset, there is no impairment testing to perform.~~

     ~~We entered into two ISF agreements concurrent with the whole loan sales. For both of those agreements, we determined that the initial value of the ISF was immaterial and we assigned a value of zero. Under SFAS 140, we treated this zero valuation as our cost basis and, therefore, recognize revenue on a cash basis as the pre-established performance metrics are met and cash is due.~~

     ~~When ISF agreements are entered into subsequent to the whole loan sale, these assets are assigned a zero value as SFAS 140 does not contemplate retroactive upward revaluation of MSRs. Revenue is recognized as earned on a monthly basis once the pre-established return has been paid to the certificate holder and the delinquency and loss metrics are met.~~